UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

STRATUS PROPERTIES INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

863167201

(CUSIP Number)

Carl E. Berg

10050 Bandley Drive

Cupertino, California 95014

(408) 725-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 863167201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carl E. Berg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,002
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 161,002
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (1)
14	TYPE OF REPORTING PERSON IN

(1)	The percentage is based upon 8,092,140 shares of Issuer’s common stock outstanding as of July 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission (the “Commission”) on or about August 9, 2016 (the “FY16Q2 10-Q”).

This Amendment No. 8 to Schedule 13D (“Schedule 13D”) of Mr. Carl E. Berg (the “Reporting Person”) is filed to reflect dispositions of the common stock, par value $0.01 per share, of Stratus Properties Inc., a Delaware corporation (“Common Stock”) by the Reporting Person, and amends the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on January 11, 2012 (the “Initial Berg Schedule 13D”), as previously amended by Amendment No. 1 to Schedule 13D filed on January 12, 2012, Amendment No. 2 to Schedule 13D filed on February 26, 2015, Amendment No. 3 to Schedule 13D filed on December 21, 2015, Amendment No. 4 to Schedule 13D filed on December 30, 2015, Amendment No. 5 to Schedule 13D filed on January 15, 2016, Amendment No. 6 to Schedule 13D filed on May 9, 2016, and Amendment No. 7 to Schedule 13D filed on July 25, 2016 (the Initial Berg Schedule 13D as amended by such amendments thereto, the “Berg Schedule 13D”), with respect to the shares of Common Stock beneficially owned by the Reporting Person.

All information disclosed in this Schedule 13D is stated as of the date of this Schedule 13D. The Reporting Person does not undertake to update any of the information contained in this Schedule 13D except as and to the extent required by applicable law.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, the issuer of which is Stratus Properties Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 212 Lavaca St., Suite 300, Austin, TX 78701.

Item 2.	Identity and Background.

(a) The name of the Reporting Person is Carl E. Berg.

(b) The business address of the Reporting Person is 10050 Bandley Drive, Cupertino, CA 95014.

(c) The Reporting Person is a managing member and primary owner of Berg & Berg Enterprises, LLC, an investment and real estate development company, whose principal executive offices are located at 10050 Bandley Drive, Cupertino, CA 95014.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the shares of Common Stock reflected herein with personal funds.

Item 4.	Purpose of Transaction.

Item 4 of the Berg Schedule 13D, as previously amended, is incorporated herein by reference and supplemented as set forth herein.

During the period from July 14, 2016 thru August 30, 2016, the Reporting Person sold an aggregate of 250,000 shares of Common Stock in open market transactions, as reflected in the Form 4 of the Reporting Person filed on or about September 8, 2016 (the “Form 4”). On or about September 1, 2016, the Reporting Person sold, in a private transaction, an additional 1,010,000 shares of Common Stock.

Other than as reflected herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D being pursued or taken by the Reporting Person. The Reporting Person intends to review his investment in Common Stock on a continuing basis and reserves the right to take such actions, including potential future dispositions of shares of Common Stock or the exercise of any and all rights the Reporting Person may have as a stockholder of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 161,002 shares of Common Stock, representing approximately 2.0% of the shares of Common Stock outstanding, based on 8,092,140 shares of Common Stock outstanding as of July 29, 2016, as reported in the FY16Q2 10-Q.

(b) The Reporting Person has the sole voting and dispositive power over the shares of Common Stock held by the Reporting Person and reflected herein.

(c) During the past sixty (60) days, the Reporting Person has engaged in the following transactions in shares of Common Stock:

Date	No. of Shares	Sale Price[1]	Type of Transaction
7/14/2016	1,967	$19.92	Open Market Sales
7/15/2016	3,720	$19.59	Open Market Sales
7/18/2016	500	$19.50	Open Market Sales
7/19/2016	2,100	$18.92	Open Market Sales
7/20/2016	57,962	$18.60	Open Market Sales
7/21/2016	1,448	$18.57	Open Market Sales
7/22/2016	1,273	$18.50	Open Market Sales
8/9/2016	947	$18.50	Open Market Sales
8/10/2016	202	$18.50	Open Market Sales
8/11/2016	535	$18.57	Open Market Sales
8/12/2016	4,470	$18.77	Open Market Sales
8/15/2016	3,020	$18.99	Open Market Sales
8/16/2016	1,500	$18.72	Open Market Sales
8/17/2016	100	$18.54	Open Market Sales
8/30/2016	170,256	$18.50	Open Market Sales
9/1/2016	1,010,000	$18.50	Private Sale

[1]	Reflects weighted average sales prices. Reference is made to the Form 4 for the range of sale prices. The Reporting Person will provide the SEC staff, the Issuer or any security holder of the Issuer, upon request for same, with the full information regarding the number of shares sold at each separate price.

(d) Not Applicable.

(e) On or about September l, 2016, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2016

REPORTING PERSON:

/s/ Carl E. Berg
Name: Carl E. Berg